                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           CANAL CAPITAL CORPORATION
- - -------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
- - -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913014106
- - -------------------------------------------------------------------------------
                                 (CUSIP Number)

        MICHAEL E. SCHULTZ, CANAL CAPITAL CORPORATION, 717 FIFTH AVENUE
                    NEW YORK, NEW YORK 10022; (212) 826-6040
- - -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                  MAY 22, 1995
- - -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 913014106                                           Page 2 of 15 Pages


          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
          Michael E. Schultz


          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (A) / /
                                                                                                                        (B) /x/
    2


          SEC USE ONLY
    3


          SOURCE OF FUNDS*
    4
          PF

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           / /
    5


          CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
    6


                                              SOLE VOTING POWER
                                        7
                                              336,335 (including options on 277,500 shares)

             NUMBER OF                        SHARED VOTING POWER
               SHARES                   8
            BENEFICIALLY                      0
              OWNED BY
                EACH                          SOLE DISPOSITIVE POWER
             REPORTING                  9
            PERSON WITH                       336,335 (including options on 277,500 shares)

                                              SHARED DISPOSITIVE POWER
                                       10
                                              0

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
   11
          336,335 (including options on 277,500 shares)

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12
          See Item 5                                                                                                        /x/

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          7.23%

          TYPE OF REPORTING PERSON*
   14
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 913014106                                           Page 3 of 15 Pages


          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
          Trust fbo Alexandra Edelman


          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (A) / /
                                                                                                                        (B) /x/
    2


          SEC USE ONLY
    3


          SOURCE OF FUNDS*
    4
          PF

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           / /
    5


          CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
    6

                                              SOLE VOTING POWER
                                        7
                                              0

              NUMBER OF                       SHARED VOTING POWER
               SHARES                   8
            BENEFICIALLY                      196,062
              OWNED BY
                EACH                          SOLE DISPOSITIVE POWER
             REPORTING                  9
            PERSON WITH                       0

                                              SHARED DISPOSITIVE POWER
                                        10
                                              196,062

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
   11
          196,062

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 / /
   12


          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          4.53%

          TYPE OF REPORTING PERSON*
   14
          00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
 CUSIP No. 913014106                                          Page 4 of 15 Pages


          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
          Trust fbo Danielle Edelman


          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (A) / /
                                                                                                                        (B) /x/
    2


          SEC USE ONLY
    3

          SOURCE OF FUNDS*
    4
          PF

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           / /
    5

          CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
    6

                                              SOLE VOTING POWER
                                        7
                                              0

              NUMBER OF                       SHARED VOTING POWER
               SHARES                   8
            BENEFICIALLY                      196,462
              OWNED BY
                EACH                          SOLE DISPOSITIVE POWER
              REPORTING                 9
             PERSON WITH                      0

                                              SHARED DISPOSITIVE POWER
                                       10
                                              196,462

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
   11
          196,462

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /
   12


          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          4.54%

          TYPE OF REPORTING PERSON*
   14
          00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
 CUSIP No. 913014106                                          Page 5 of 15 Pages


          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
          Trust fbo Lisa Edelman


          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (A) / /
                                                                                                                        (B) /x/
    2


          SEC USE ONLY
    3

          SOURCE OF FUNDS*
    4
          PF

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           / /
    5

          CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
    6

                                              SOLE VOTING POWER
                                        7
                                              0

              NUMBER OF                       SHARED VOTING POWER
               SHARES                   8
            BENEFICIALLY                      196,662
              OWNED BY
                EACH                          SOLE DISPOSITIVE POWER
              REPORTING                 9
             PERSON WITH                      0

                                              SHARED DISPOSITIVE POWER
                                       10
                                              196,662

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
   11
          196,662

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /
   12

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          4.55%

          TYPE OF REPORTING PERSON*
   14
          00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         Item 1. Security and Issuer - Initial Filing - 10/7/91.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Item 2  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         Item 2. Identity and Background - Initial filing - 10/7/91.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Item 3, as Amended  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         Item 3. Source and Amount of Funds or Other Consideration - Initial Filing - 10/7/91.  . . . . . . . . . . . . . . . .  7
         Item 3. Source and Amount of Funds or Other Consideration - Amendment No. 1 - 7/26/92. . . . . . . . . . . . . . . . .  8

Item 4  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
         Item 4. Purpose of Transaction - Initial Filing - 10/7/91. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Item 5, as Amended  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         Item 5. Interest in the Securities of the Issuer - Initial Filing - 10/7/91  . . . . . . . . . . . . . . . . . . . . .  9
         Item 5. Interest in the Securities of the Issuer - Amendment No. 1 - 7/26/92.  . . . . . . . . . . . . . . . . . . . . 11
         Item 5. Interest in the Securities of the Issuer - Amendment No. 2 - Current Filing. . . . . . . . . . . . . . . . . . 12

Item 6, as Amended  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer - Initial
                 Filing - 10/7/91.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. -
                 Amendment No. 1 - 7/26/92  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Item 7  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         Item 7. Material to be Filed as Exhibits. - Initial Filing - 10/7/91 . . . . . . . . . . . . . . . . . . . . . . . . . 13

                                     ITEM 1

Item 1.  Security and Issuer - Initial Filing - 10/7/91.

                 This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Canal Capital Corporation (the "Company"), whose principal executive offices are located at 717 Fifth Avenue, New York, New York 10022.


                                     ITEM 2

Item 2.  Identity and Background - Initial filing - 10/7/91.

                 (a) This statement is filed by Michael E. Schultz, individually and on behalf of trusts for the benefit of Alexandra Edelman (the "Alexandra Trust"), Danielle Edelman (the "Danielle Trust") and Lisa Edelman (the "Lisa Trust", and together with the Alexandra Trust and the Danielle Trust, the "Trusts") of which Mr. Schultz is the trustee.

                 (b) The business address of Mr. Schultz is 375 Park Avenue, New York, New York 10152.

                 (c) The principal occupations of Mr. Schultz are that of Counsel to the law firm of Ehrenkranz Ehrenkranz & Schultz and President of the Company.

                 (d) None of Mr. Schultz or the Trusts has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

                 (e) None of Mr. Schultz or the Trusts has, during the last five years, been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                 (f) Mr. Schultz and the beneficiaries of the Trusts are citizens of the United States.


                               ITEM 3, AS AMENDED

Item 3. Source and Amount of Funds or Other Consideration - Initial Filing - 10/7/91.

                 The aggregate purchase price (including commissions) of the shares owned directly by Mr. Schultz is approximately $128,026. Such shares were purchased with his personal funds and include 200 shares received as a stock dividend from the Company.

                 The aggregate purchase price (including commissions, if any) of the shares owned by the Alexandra Trust is approximately $117,023. Such shares were purchased with the funds of the Alexandra Trust.

                 The aggregate purchase price (including commissions) of the shares owned by the Danielle Trust is approximately $116,268. Such shares were purchased with the funds of the Danielle Trust.

                 The aggregate purchase price (including commissions) of the shares owned by the Lisa Trust is approximately $116,486. Such shares were purchased with the funds of the Lisa Trust.

                 The aggregate purchase price (including commissions) of the shares held in certain Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, is approximately $108,833. Such shares were purchased with the personal funds of such accounts.

                 The aggregate purchase price (including commissions) of the shares held in certain Uniform Gift to Minors Act Accounts for the benefit of Danielle Edelman, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, is approximately $118,873. Such shares were purchased with the personal funds of such Accounts.

                 The aggregate purchase price (including commissions) of the shares held in certain Uniform Gift to Minors Act Accounts for the benefit of Lisa Edelman, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, is approximately $116,901. Such shares were purchased with the personal funds of such Accounts.

Item 3. Source and Amount of Funds or Other Consideration - Amendment No. 1 - 7/26/92.

                 Item 3 is hereby supplemented by the addition of the following:

                 The Trusts received 1,812 shares as partial liquidating distributions from Felicitas Partners, L.P. ("Felicitas") in connection with their withdrawal as limited partners of Felicitas.

                 36,000 shares were purchased on December 18, 1991 by the Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman. Such shares were purchased with the respective funds of the Uniform Gift to Minors Act Accounts at an aggregate cost of $9,075 (including commissions).

Item 3. Source and Amount of Funds or Other Consideration - Amendment No. 2 - Current Filing.

                 On May 22, 1995, Mr. Schultz purchased 56,368 shares of the Common Stock from Datapoint Corporation for a purchase price of $20,887. The aggregate purchase price (including commissions) of the shares owned directly by Mr. Schultz is approximately $148,913. Such shares were purchased with his personal funds and include 200 shares received as a stock dividend from the Company.

                 On May 22, 1995, the Alexandra Trust purchased 18,788 shares of the Common Stock from Datapoint Corporation for a purchase price of $6,962. The aggregate purchase price (including commissions, if any) of the shares owned by the Alexandra Trust is approximately $123,985. Such shares were purchased with the funds of the Alexandra Trust.

                 On May 22, 1995, the Danielle Trust purchased 18,788 shares of the Common Stock from Datapoint Corporation for a purchase price of $6,962.
The aggregate purchase price (including commissions) of the shares owned by the Danielle Trust is approximately $123,230. Such shares were purchased with the funds of the Danielle Trust.

                 On May 22, 1995, the Danielle Trust purchased 18,788 shares of the Common Stock from Datapoint Corporation for a purchase price of $6,962.
The aggregate purchase price (including commissions) of the shares owned by the Lisa Trust is approximately $123,448. Such shares were purchased with the funds of the Lisa Trust.

                                     ITEM 4

Item 4.  Purpose of Transaction - Initial Filing - 10/7/91.

                 The shares owned by Mr. Schultz and the Trusts are held for investment. Mr. Schultz and the Trusts intend to review their investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, Mr. Schultz and the Trusts will take such actions with respect to their respective investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through open-market and privately negotiated transactions, and may, subject to applicable securities laws, include the sale of some or all of their holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.


                               ITEM 5, AS AMENDED

Item 5.  Interest in the Securities of the Issuer - Initial Filing - 10/7/91

                 (a) The aggregate percentage of shares of the Common Stock reported as owned by each person herein is based upon 4,326,930 shares outstanding, which is the number of shares outstanding at August 31, 1991, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 1991. The shares of the Common Stock reported herein as being owned by the Trusts and Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman are also reported as being owned by the respective owner thereof in the Schedule 13D filed by Asher B. Edelman with respect to the Common Stock.

                 As of the close of business on October 15, 1991:

                      (i) Mr. Schultz owns directly 38,200 shares of the Common Stock and holds options on 22,000 shares of the Common Stock totalling 60,200 shares of the Common Stock. Such shares constitute approximately 1.4% of the shares outstanding (based upon the 4,348,930 shares which would be outstanding upon the exercise of such options). Mr. Schultz is the trustee of the Trusts and, by reason of the provisions of Rule 13d-3, may be deemed to own beneficially the shares of the Common Stock owned by the Trusts. Mr. Schultz expressly disclaims beneficial ownership of these shares.

                     (ii) The Alexandra Trust owns 177,670 shares of the Common Stock, constituting approximately 4.1% of the shares outstanding. Alexandra Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 54,660 shares of the Common Stock, constituting approximately 1.3% of the shares outstanding.

                    (iii) The Danielle Trust owns 177,070 shares of the Common Stock, constituting approximately 4.1% of the shares outstanding. Danielle Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 81,800 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.

                     (iv) The Lisa Trust owns 177,270 shares of the Common Stock, constituting approximately 4.1% of the shares outstanding. Lisa Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 80,300 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.

                 (b) Mr. Schultz has the sole power to vote and direct the vote and to dispose and direct the disposition of the shares of the Common Stock owned directly by him. Mr. Schultz, as trustee of the Trusts, also has the sole power to vote and direct the vote and to dispose and direct the disposition of the shares of the Common Stock owned by the Trusts.

                 The power to vote and to direct the vote and to dispose and to direct the disposition of the shares of the Common Stock held in the Uniform Gift to Minors Act Accounts for the benefit of

Alexandra Edelman, Danielle Edelman and Lisa Edelman, respectively, is held exclusively by the respective custodians of such Accounts.

                 (c) All transactions in the Common Stock in the sixty days preceding the date of this Schedule 13D by Mr. Schultz and the Trusts are set forth on Schedule A hereto. All transactions in the Common Stock in the sixty days preceding the date of this Schedule 13D by the Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman are set forth on Schedule B hereto. All of such transactions were privately negotiated transactions.

                 (d) No person other than Mr. Schultz is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock owned by Mr. Schultz and the Trusts.

                 No person other than the respective custodian of the Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock owned by such Uniform Gift to Minors Act Accounts.

                 (e)      Not Applicable.

                                   SCHEDULE A

              Transactions in the Common Stock - Reporting Persons

                          Number of Shares                      Price Per Share
Date                      Purchased (Sold)                  (Excluding Commission)
- - ----                      ----------------                  ----------------------

Alexandra Edelman Trust
- - -----------------------

10/07/91                        147,910                                      $.375

Danielle Edelman Trust
- - ----------------------

10/07/91                        147,910                                      $.375

Lisa Edelman Trust
- - ------------------

10/07/91                        147,910                                      $.375


                                   SCHEDULE B

             Transactions in the Common Stock - Custodian Accounts

                          Number of Shares                      Price Per Share
Date                      Purchased (Sold)                  (Excluding Commission)
- - ----                      ----------------                  ----------------------

UGMA Account - Alexandra Edelman (Asher B. Edelman Custodian)
- - -------------------------------------------------------------

10/10/91                        18,190                                       $.375

UGMA Account - Danielle Edelman (Asher B. Edelman Custodian)
- - ------------------------------------------------------------

10/10/91                        48,180                                       $.375

UGMA Account - Lisa Edelman (Asher B. Edelman Custodian)
- - --------------------------------------------------------

10/10/91                        48,180                                       $.375



Item 5.  Interest in the Securities of the Issuer - Amendment No. 1 - 7/26/92.

                 Item 5(a) is hereby supplemented by the addition of the following:

                 (a) The aggregate percentage of shares of the Common Stock reported as owned by each person herein is based upon 4,326,930 shares outstanding, which is the number of shares outstanding at April 30, 1992, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1992. The shares of the Common Stock reported herein as being owned by the Trusts and Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman are also reported as being owned by the respective owner thereof in the Schedule 13D filed by Asher B. Edelman with respect to the Common Stock.

                 As of the close of business on July 26, 1992:

                          (i)  Mr. Schultz owns directly 2,467 shares of the
Common Stock and holds options on 272,000 shares of the Common Stock totalling 274,467 shares of the Common Stock. Such shares constitute approximately 6.0% of the shares outstanding (based upon the 4,598,930 shares which would be outstanding upon the exercise of such options). Mr. Schultz is the trustee of the Trusts and, by reason of the provisions of Rule 13d-3, may be deemed to own beneficially the shares of the Common Stock owned by the Trusts. Mr. Schultz expressly disclaims beneficial ownership of these shares.

                          (ii)  The Alexandra Trust owns 178,274 shares of the
Common Stock, constituting approximately 4.1% of the shares outstanding. Alexandra Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 66,660 shares of the Common Stock, constituting approximately 1.3% of the shares outstanding.

                          (iii)  The Danielle Trust owns 177,674 shares of the
Common Stock, constituting approximately 4.1% of the shares outstanding. Danielle Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 93,800 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.

                          (iv)  The Lisa Trust owns 177,874 shares of the
Common Stock, constituting approximately 4.1% of the shares outstanding. Lisa Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 92,300 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.

                 Item 5(c) is hereby supplemented by the addition of the following:

                 There have been no transactions in the Common Stock in the sixty days preceding the date of this Amendment by any of Mr. Schultz, the Trusts of the Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman.


Item 5. Interest in the Securities of the Issuer - Amendment No. 2 - Current Filing.

                 Item 5(a) is hereby supplemented by the addition of the following:

                 (a) The aggregate percentage of shares of the Common Stock reported as owned by each person herein is based upon 4,326,930 shares outstanding, which is the number of shares outstanding at February 28, 1995, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended January 31, 1992. The shares of the Common Stock reported herein as being owned by the Trusts and Uniform Gift to Minors Act Accounts for the benefit of Alexandra Edelman, Danielle Edelman and Lisa Edelman are also reported as being owned by the respective owner thereof in the Schedule 13D filed by Asher B. Edelman with respect to the Common Stock.

                 As of the close of business on May 22, 1995:

                          (i)  Mr. Schultz owns directly 58,835 shares of the
Common Stock and holds options on 277,500 shares of the Common Stock totalling 336,335 shares of the Common Stock. Such shares constitute approximately 7.23% of the shares outstanding (based upon the 4,598,930 shares which would be outstanding upon the exercise of such options). Mr. Schultz is the trustee of the Trusts and, by reason of the provisions of Rule 13d-3, may be deemed to own beneficially the shares of the Common Stock owned by the Trusts. Mr. Schultz expressly disclaims beneficial ownership of these shares.

                          (ii)  The Alexandra Trust owns 196,062 shares of the
Common Stock, constituting approximately 4.53% of the shares outstanding. Alexandra Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 66,660 shares of the Common Stock, constituting approximately 1.3% of the shares outstanding.

                          (iii)  The Danielle Trust owns 196,462 shares of the
Common Stock, constituting approximately 4.54% of the shares outstanding. Danielle Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 93,800 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.

                          (iv)  The Lisa Trust owns 196,662 shares of the
Common Stock, constituting approximately 4.55% of the shares outstanding. Lisa Edelman is also the beneficiary of certain Uniform Gift to Minors Act Accounts, of which Asher B. Edelman and Penelope C. Edelman are the respective custodians, which hold in the aggregate 92,300 shares of the Common Stock, constituting approximately 1.9% of the shares outstanding.


                               ITEM 6, AS AMENDED

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer - Initial Filing - 10/7/91.

                 Mr. Schultz holds an option under the Company 1985 Directors' Stock Option Plan to purchase 22,000 shares of the Common Stock at a price of $6.705 per share. Such option is presently exercisable and expires on June 19, 1995. A copy of the Stock Option Agreement evidencing such option is attached hereto as Exhibit 1 and is incorporated herein by reference.

                 Mr. Schultz holds an option under the Company's 1984 Stock Option Plan to purchase 250,000 shares of the Common Stock at a price of $.25 per share. The option becomes exercisable on September 23, 1992 and expires on September 23, 2001 and, accordingly, the shares underlying such option are excluded from the number of shares reported herein as being owned by Mr. Schultz. A copy of the Stock Option Agreement evidencing such option is attached hereto as Exhibit 2 and is incorporated herein by reference.

                 Except as set forth in this Item 6, neither Mr. Schultz nor the Trusts has any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. - Amendment No. 1 - 7/26/92

                 Item 6 is hereby supplemented by the addition of the following:

                 On July 26, 1992, options held by Mr. Schultz to purchase 250,000 shares of the Common Stock became exercisable within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. - Amendment No. 2 - Current Filing

Item 6 is hereby supplemented by the addition of the following:

                 On May 22, 1995, options held by Mr. Schultz to purchase 277,500 shares of the Common Stock became exercisable within 60 days.

                                     ITEM 7

Item 7.  Material to be Filed as Exhibits. - Initial Filing - 10/7/91

                 (i) Stock Option Agreement between the Company and Michael E. Schultz under the Company's 1985 Directors' Stock Option Plan.

                 (ii) Stock Option Agreement between the Company and Michael E. Schultz under the Company's 1984 Stock Option Plan.

                                   SIGNATURE

                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true complete and correct. Dated: May 31, 1995



                                   /s/ Michael E. Schultz
                                   -----------------------------------------
                                   Michael E. Schultz, individually
                                   and as trustee of the Trusts for
                                   the benefit of Alexandra Edelman,
                                   Danielle Edelman and Lisa Edelman